UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Del Frisco’s Restaurant Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

245077102

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 245077102

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,052,324
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,052,324
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,052,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.16%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 245077102

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,052,324
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,052,324
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,052,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.16%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 245077102

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,052,324
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,052,324
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,052,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.16%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 245077102

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,328,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,328,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,328,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 245077102

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,328,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,328,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,328,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 245077102

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,328,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,328,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,328,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 245077102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of Del Frisco’s Restaurant Group, Inc. , a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2900 Ranch Trail, Irving, Texas 75063.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership, as a feeder fund of Engaged Capital Flagship Master;
(iii)	Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company, as a feeder fund of Engaged Capital Flagship Master;
(iv)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of Engaged Capital Flagship Master and the investment adviser of a certain managed account (the “Engaged Capital Account”);
(v)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and
(vi)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Fund, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

8

CUSIP NO. 245077102

(c)       The principal business of Engaged Capital Flagship Master is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands. Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Engaged Capital Flagship Master and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,052,324 Shares beneficially owned by Engaged Capital Flagship Master is approximately $20,655,608, including brokerage commissions. The aggregate purchase price of the 275,676 Shares held in the Engaged Capital Account is approximately $1,865,298, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 6, 2018, Engaged Capital issued a public letter to the Issuer’s Board of Directors (the “Board”) calling on the Board to immediately commence a process to explore strategic alternatives. The Issuer owns a number of highly attractive dining concepts, the value of which is not reflected in the Share price, and Engaged Capital believes that there are multiple parties interested in acquiring the Issuer, either in pieces or in its entirety, at valuations that would provide shareholders a meaningful premium to the current Share price.

9

CUSIP NO. 245077102

In the letter, Engaged Capital raised its concerns with the continued destruction of shareholder value and the Issuer’s significant short- and long-term underperformance versus its peers, the restaurant industry and the broader market. Engaged Capital explained its belief that the Board’s decision to approve the acquisition of Barteca Restaurant Group (“Barteca”), coupled with management’s weak operating performance, are the primary reasons for the Issuer’s underperformance. Troublingly, it has come to Engaged Capital’s attention that the acquisition of Barteca was likely defensive in nature, intended to dissuade an already interested bidder (or bidders) from making an offer to acquire the Issuer. Engaged Capital noted that the environment for M&A in the restaurant industry has rarely been more active than it is today and explained its belief that it is imperative for the Board to take advantage of this window by forming a strategic review committee of the independent directors, hiring advisors and beginning a process to explore strategic alternatives. Engaged Capital also explained the need for shareholder representation on the Board to oversee the process in order to give shareholders confidence that the strategic review process will be objective and focused on providing the most attractive risk-adjusted return for shareholders. Engaged Capital concluded by making clear that it is prepared to meet with members of management and the Board to discuss the contents of its letter, and that it intends to monitor developments at the Issuer closely and will not hesitate to take any action that it believes is necessary to protect the best interests of the Issuer’s shareholders. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 33,321,795 Shares outstanding as of November 6, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018.

As of the close of business on December 5, 2018, Engaged Capital Flagship Master beneficially owned 3,052,324 Shares, constituting approximately 9.16% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 3,052,324 Shares owned by Engaged Capital Flagship Master, constituting approximately 9.16% of the Shares outstanding.

As of the close of business on December 5, 2018, 275,676 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

10

CUSIP NO. 245077102

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 3,328,000 Shares owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 3,328,000 Shares owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 3,328,000 Shares owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 6, 2018 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

11

CUSIP NO. 245077102

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board, dated December 6, 2018.
99.2	Joint Filing Agreement, dated December 6, 2018.

12

CUSIP NO. 245077102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2018

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

13

CUSIP NO. 245077102

SCHEDULE A

Directors and Officers of Engaged Capital Flagship Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor Harbour Centre George Town Grand Cayman Cayman Islands	Australia
Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 245077102

SCHEDULE B

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Engaged Capital Flagship Master Fund, LP

Purchase of Common Stock	22,902	6.1417	11/05/2018
Purchase of Common Stock	21,895	6.2147	11/05/2018
Purchase of Common Stock	36,937	6.3794	11/07/2018
Purchase of Common Stock	37,576	6.3210	11/07/2018
Purchase of Common Stock	67,277	6.4466	11/07/2018
Purchase of Common Stock	73,505	6.9847	11/08/2018
Purchase of Common Stock	53,749	6.9992	11/08/2018
Purchase of Common Stock	75,388	6.9034	11/09/2018
Purchase of Common Stock	4,261	6.7326	11/12/2018
Purchase of Common Stock	150,990	6.7249	11/12/2018
Purchase of Common Stock	6,050	6.7354	11/12/2018
Purchase of Common Stock	36,664	6.6379	11/12/2018
Purchase of Common Stock	135,092	6.8489	11/13/2018
Purchase of Common Stock	24,550	6.7797	11/13/2018
Purchase of Common Stock	2,383	6.8742	11/13/2018
Purchase of Common Stock	218,300	6.7679	11/14/2018
Purchase of Common Stock	275,196	6.2999	11/15/2018
Purchase of Common Stock	99,117	6.1702	11/16/2018
Purchase of Common Stock	72,550	6.3343	11/16/2018
Purchase of Common Stock	54,655	6.6897	11/19/2018
Purchase of Common Stock	28,500	6.5997	11/20/2018
Purchase of Common Stock	26,500	6.4592	11/20/2018
Purchase of Common Stock	197,000	6.8087	11/26/2018
Purchase of Common Stock	50,462	6.8941	11/26/2018
Purchase of Common Stock	91,717	6.8766	11/26/2018
Purchase of Common Stock	20,601	6.7268	11/26/2018
Purchase of Common Stock	65,231	6.9833	11/27/2018
Purchase of Common Stock	61,152	6.9276	11/27/2018
Purchase of Common Stock	25,950	6.9322	11/27/2018
Purchase of Common Stock	2,135	6.8693	11/27/2018
Purchase of Common Stock	68,790	6.8821	11/27/2018
Purchase of Common Stock	66,300	6.9925	11/28/2018
Purchase of Common Stock	154,750	6.8525	11/29/2018
Purchase of Common Stock	15,500	6.6865	11/30/2018
Purchase of Common Stock	143,350	6.8815	11/30/2018
Purchase of Common Stock	109,550	6.9931	12/03/2018
Purchase of Common Stock	1,400	6.9593	12/03/2018
Purchase of Common Stock	4,731	6.8389	12/03/2018
Purchase of Common Stock	391,883	7.0350	12/04/2018
Purchase of Common Stock	22,864	6.9873	12/04/2018
Purchase of Common Stock	29,091	6.9524	12/04/2018
Purchase of Common Stock	5,830	7.0211	12/04/2018

CUSIP NO. 245077102

Engaged Capital, LLC

(Through the Engaged Capital Account)

Purchase of Common Stock	2,098	6.1417	11/05/2018
Purchase of Common Stock	2,005	6.2147	11/05/2018
Purchase of Common Stock	6,135	6.4466	11/07/2018
Purchase of Common Stock	3,363	6.3794	11/07/2018
Purchase of Common Stock	3,421	6.3210	11/07/2018
Purchase of Common Stock	4,932	6.9992	11/08/2018
Purchase of Common Stock	6,736	6.9847	11/08/2018
Purchase of Common Stock	6,864	6.9034	11/09/2018
Purchase of Common Stock	388	6.7326	11/12/2018
Purchase of Common Stock	3,336	6.6379	11/12/2018
Purchase of Common Stock	13,738	6.7249	11/12/2018
Purchase of Common Stock	450	6.7354	11/12/2018
Purchase of Common Stock	12,276	6.8489	11/13/2018
Purchase of Common Stock	217	6.8742	11/13/2018
Purchase of Common Stock	2,278	6.7797	11/13/2018
Purchase of Common Stock	19,640	6.7679	11/14/2018
Purchase of Common Stock	24,941	6.2999	11/15/2018
Purchase of Common Stock	6,544	6.3343	11/16/2018
Purchase of Common Stock	9,231	6.1702	11/16/2018
Purchase of Common Stock	5,345	6.6897	11/19/2018
Purchase of Common Stock	1,500	6.5997	11/20/2018
Purchase of Common Stock	2,525	6.4592	11/20/2018
Purchase of Common Stock	4,549	6.8941	11/26/2018
Purchase of Common Stock	1,846	6.7268	11/26/2018
Purchase of Common Stock	17,665	6.8087	11/26/2018
Purchase of Common Stock	8,283	6.8766	11/26/2018
Purchase of Common Stock	5,889	6.9833	11/27/2018
Purchase of Common Stock	2,250	6.9322	11/27/2018
Purchase of Common Stock	5,520	6.9276	11/27/2018
Purchase of Common Stock	6,210	6.8821	11/27/2018
Purchase of Common Stock	6,001	6.9925	11/28/2018
Purchase of Common Stock	14,440	6.8525	11/29/2018
Purchase of Common Stock	1,267	6.6865	11/30/2018
Purchase of Common Stock	12,950	6.8815	11/30/2018
Purchase of Common Stock	99	6.9593	12/03/2018
Purchase of Common Stock	9,886	6.9931	12/03/2018
Purchase of Common Stock	698	6.8389	12/03/2018
Purchase of Common Stock	478	7.0211	12/04/2018
Purchase of Common Stock	2,690	6.9524	12/04/2018
Purchase of Common Stock	2,127	6.9873	12/04/2018
Purchase of Common Stock	34,865	7.0350	12/04/2018